UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Yuchai International Limited

(Name of Issuer)

Common Stock
(Title of Class of Securities)

G21082105
(CUSIP Number)

Shah Capital Management, Inc.
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
(919) 719-6360

December 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21082105	Schedule 13D/A	Page 1 of 2 Pages

Item 7.    Material to be filed as Exhibits.

Exhibit 99.1
Trading data of the transactions in securities of China Yuchai International Limited by  Shah Capital Management, Inc., Shah Capital Opportunity Fund, L.P. (formerly Shah Capital Fund, L.P.) and Mr. Himanshu Shah that were effected since the Schedule 13D filing on November 24, 2008.

CUSIP No. G21082105	Schedule 13D/A	Page 2 of 2 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2009

SHAH CAPITAL OPPORTUNITY FUND, L.P.

By:	Shah Capital Management, Inc., its General Partner

By: Name:	/s/ Himanshu Shah Himanshu Shah
President

SHAH CAPITAL MANAGEMENT, INC.

By: Name:	/s/ Himanshu Shah Himanshu Shah
President

/s/ Himanshu Shah
Himanshu Shah